FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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UBS Financial Services Conference “Critical Success Drivers”

Mike Carroll,

General Manager Agribusiness

National Australia Bank

June 2004

[LOGO]

National has maintained a strong focus on agribusiness for more than a decade and established a leading position

Exposure to Primary Industries

[CHART]

Source: Company Reports & Accounts

Supporting the growth of Agriculture

In 2000 National created a dedicated business unit:
“Agribusiness Financial Services”

•                  Focused on primary producers, service providers to agriculture and processors of agricultural produce

•                  515 dedicated Agribusiness staff

•                  Working out of 107 locations

Agribusiness segment as at Sept 03

[CHART]

*  Excludes internal recharges and includes bill fee margins

Since its creation National’s Agribusiness Financial Services has performed strongly

Profit before Tax*

[CHART]

*  Excludes internal recharges and includes bill fee margins

Leading market share, customer penetration, products per customer & share of wallet

Market Share (Share of Footings)	Customer Penetration (Share of Customers)

[CHART]	[CHART]

Mean number of Products held per customer	Share of Wallet

[CHART]	[CHART]

Source: TNS Agribusiness Finance Monitor May 2004

Credit quality has been maintained through the “worst drought in 100 years”

Non Accrual Loans

[CHART]

Some insights into the Agricultural finance market

The agricultural credit system has grown at a CAGR of 9% over the last decade

Agricultural Credit System

[CHART]

Source: APRA

The agribusiness market is consolidating into the hands of large sophisticated family owned enterprises

Farm population by turnover	Credit growth by loan size

[CHART]	[CHART]

Source: ABARE	Source: APRA

The top 25% of agricultural businesses are responsible for 2/3rds of production & generating competitive returns

Farm Wealth Accumulation

[CHART]

Source: ABARE, IRESS

Critical Success Factors

Customer Value Proposition

•                  People

•                  Product

•                  Place

•                  Promotion

•                  Process

•                  Price

People

• Relationship management

• Agribusiness specialists	[GRAPHIC]

• Long term investment in people

Product

•                  Complete product suite

•                  Tailored credit parameters

•                  Product innovation

Kansas Wheat

	USD/mt	AUD/mt
Jul-04	139.00	201.50
Dec-04	143.50	211.00
Mar-05	145.50	215.50
Jul-05	137.50	205.50
Dec-05	137.00	206.50
Mar-06	135.50	205.00
Jul-06	134.00	204.50
Dec-06	135.50	207.50
Mar-07	131.00	201.00
Basis Pool 2004/05	144.50	211.50
Basis Pool 2005/06	144.00	205.00

Place

• Regionally based specialists

• Largest country network	[GRAPHIC]

• Low cost channels

Promotion

• People on the ground

• Direct marketing	[GRAPHIC]

• Productivity groups

Process

Net losses & exposure by industry
• Electronic Business Lending

• Ag Credit Processing Centres	[CHART]

• Specialist Credit Managers

Price

• Competitive - not a price leader

• Relationship profitability tools	[GRAPHIC]

• Balanced score card

Immediate priorities

Immediate priorities

• Process improvement	costs
• behavioural scoring, process improvement
• Wealth Management	revenue
• succession planning
• off-farm investment
• Portfolio construction	costs	revenue
• matching service level to value of relationship
• Remuneration	revenue	costs
• “franchising”
• Increased risk management services	revenue
• commodities, weather, yield

All the advantages of the niche specialists plus the full product and service range of a major

[GRAPHIC]	In creating a specialist Agribusiness division the National has differentiated itself from other major banks, and is able to offer all the advantages of the niche agribusiness specialists

Disclaimer

The preceding material is a presentation of general background information about the National’s activities current at the date of the presentation, June 2004. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook
Date:	24 June 2004	Title:	Company Secretary